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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Fiscal Quarter Ended June 13, 2013 (16 weeks)(1)	Fiscal Year Ended
		February 23, 2013 (52 weeks)(2)	February 25, 2012 (52 weeks)(3)	February 26, 2011 (52 weeks)(4)	February 27, 2010 (52 weeks)	February 28, 2009 (53 weeks)(5)
Earnings (loss) from continuing operations before income taxes	$(167)	$(426)	$(151)	$(260)	$66	$(576)
Net overdistributed earnings of less than fifty percent owned entities	1	1	—	—	—	—
Fixed charges	261	313	295	279	271	280
Amortized capitalized interest	—	(4)	(6)	(8)	(4)	(8)

Earnings (loss) available to cover fixed charges	$95	$(116)	$138	$11	$333	$(304)

Interest expense	$249	$272	$251	$235	$229	$233
Capitalized interest	—	4	6	8	4	8
Interest on operating leases	12	37	38	36	38	39

Total Fixed charges	$261	$313	$295	$279	$271	$280

Ratio of earnings to fixed charges	—	—	—	—	1.23	—

(1)
The Company's earnings available to cover fixed charges were insufficient to cover fixed charges for the fiscal quarter ended June 15, 2013 due to $98 of non-cash financing cost charges before tax, $71 of refinancing costs before tax, $39 of severance cost and accelerated stock-based compensation charges before tax, $14 of non-cash asset impairment charges before tax and $5 of contract breakage and other costs before tax.

(2)
The Company's earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2013 due to $227 of non-cash asset impairment and other charges before tax, administrative expenses related to divested NAI operations, $36 of severance costs before tax, $22 of store closure charges and costs before tax, $22 of non-cash unamortized financing costs before tax and $6 of non-cash intangible asset impairment charges before tax, offset in part by $10 in a cash settlement received from credit card companies before tax.

(3)
The Company's earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2012 due to administrative expenses related to divested NAI operations, $92 of non-cash goodwill impairment charges before tax and severance costs of $15 before tax.

(4)
The Company's earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2011 due to administrative expenses related to divested NAI operations, $110 of non-cash goodwill impairment charges before tax, $49 of store closures and retail market exit charges and costs before tax, and $38 of charges for severance, labor buyout and other costs before tax.

(5)
The Company's earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2009 due to non-cash goodwill impairment charges of $684 before tax, administrative expenses related to divested NAI operations and $53 of charges related primarily to store closures before tax.

        For purposes of computing these ratios, earnings represent Earnings (loss) from continuing operations before income taxes, adjusted for Net overdistributed earnings of less than fifty percent owned entities, fixed charges and estimated amortization of capitalized interest. Fixed charges represent interest expense, capitalized interest and estimated interest on operating leases.

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges (In millions, except ratios)